11 Hanover Square
New York, NY 10005

October 11, 2012

VIA EDGAR

Ms. Deborah O’Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Request for Acceleration
Midas Series Trust
Post-Effective Amendment No. 52
1933 Act File No. 002-98229
1940 Act File No. 811-04316

Dear Ms. O’Neal-Johnson:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), Midas Series Trust (the “Registrant”) hereby requests that effectiveness under the 1933 Act of Post-Effective Amendment No. 52 to its registration statement on Form N-1A be accelerated to October 15, 2012. Post-Effective Amendment No. 52 was filed under the 1933 Act and the Investment Company Act of 1940, as amended, on October 11, 2012 (Accession No. 0000770200-12-000058). The undersigned is aware of its obligations under the 1933 Act.

In connection with Post-Effective Amendment No. 52 to the Registrant’s Registration Statement on Form N-1A and the Registrant’s request for acceleration of the effective date of the pending registration statement, the Registrant acknowledges that: (1) should the Securities and Exchange Commission (“SEC”) or the SEC staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (2) the action of the SEC or the SEC staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

MIDAS SERIES TRUST

/s/ John F. Ramírez
By: John F. Ramírez
Title: General Counsel

11 Hanover Square
New York, NY 10005

October 11, 2012

VIA EDGAR

Ms. Deborah O’Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Request for Acceleration
Midas Series Trust
Post-Effective Amendment No. 52
1933 Act File No. 002-98229
1940 Act File No. 811-04316

Dear Ms. O’Neal-Johnson:

As principal underwriter for Midas Series Trust (the “Trust”), the undersigned hereby requests, pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), that effectiveness under the 1933 Act of Post-Effective Amendment No. 52 to the Trust’s registration statement on Form N-1A be accelerated to October 15, 2012. Post-Effective Amendment No. 52 was filed under the 1933 Act and the Investment Company Act of 1940, as amended, on October 11, 2012 (Accession No. 0000770200-12-000058). The undersigned is aware of its obligations under the 1933 Act.

Very truly yours,

MIDAS SECURITIES GROUP, INC.

John F. Ramírez
By: John F. Ramírez
Title: Associate General Counsel